Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

February 1, 2024

Re:	XCHG Ltd (CIK: 0001979887) Responses to the Staff’s Comments on the Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted October 6, 2023

Confidential

Stephany Yang

Jean Yu

Patrick Fullem

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of XCHG Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 17, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 6, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. The Company is, concurrently with the Registration Statement, filing the draft registration statement on Form F-1 initially confidentially submitted on June 2, 2023 and all amendments thereto that were previously submitted for the non-public review of the Staff. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the roadshow no earlier than 15 days after the date hereof.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

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Amendment No. 4 to Draft Registration Statement on Form F-1 submitted October 6, 2023

General

1.	We note your response to prior comment 1. We also note the risk factors section has not been fully restored to the existing disclosure as contained in the July 26, 2023 registration statement. Please restore your disclosure in the risk factor section.

In response to the Staff’s comments, the Company has revised disclosure on pages 30, 31 and 34 of the Registration Statement.

Related Party Transactions, page 120

2.	We note your disclosure that you have certain amounts due to Mr. Rui Ding that will be fully repaid in September 2023. Please update this disclosure in a future amendment.

In response to the Staff’s comments, the Company has revised disclosure on page 126 of the Registration Statement.

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Xiaoling Song (Xiaoling@xcharge.com), Chief Financial Officer
XCHG Limited

Mr. Allen Wang, Esq., Partner
Latham & Watkins LLP

Mr. Johnny Lei, Partner
KPMG Huazhen LLP